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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549




                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT




                                In respect of its
    U.S. Dollar 15,000,000 Redeemable Fixed Rate/Reverse Floating Rate Notes
                         of 2003, due September 23, 2013




                    Filed pursuant to Rule 3 of Regulation BW




                            Dated: September 8, 2003


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        The following information regarding the U.S. Dollar 15,000,000
Redeemable Fixed Rate/Reverse Floating Rate Notes of 2003, due September 23, 2013 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 17, 2002) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS

               (a) U.S. Dollar 15,000,000 Redeemable Fixed Rate/Reverse Floating Rate Notes of 2003, due September 23, 2013.

               (b) The interest rate for the period from September 23, 2003 to September 23, 2004 will be 9.00 percent. The interest rate for the period from September 23, 2004 to September 23, 2013 will be calculated according to the following formula:

                             10.00 - 2 x 6-month USD LIBOR

The interest payment dates will be each March 23 and September 23, commencing on March 23, 2004 and ending on September 23, 2013.

               (c) Maturing September 23, 2013. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Notes are automatically redeemable at par without notice on any interest payment date when the cumulative interest amount reaches 12.00 percent of the principal amount on a non-compounded basis.

               (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

               (f) Not applicable.

               (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

               (h) See Prospectus, pages 6-10.


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               (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

        Item 2.  DISTRIBUTION OF OBLIGATIONS

               The Bank will enter into a Terms Agreement with Morgan Stanley & Co. International Ltd. as Manager (the "Manager"), pursuant to which the Bank will agree to issue, and the Manager will agree to purchase, a principal amount of the Notes aggregating USD 15,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes is expected to be made on or about September 23, 2003.

               The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

        Item 3.  DISTRIBUTION SPREAD

             Price to                  Selling Discounts         Proceeds to the
              Public                    and  Commissions              Bank(1)
             --------                  -----------------             ---------
        Per Unit: 100.00%                     N/A                     100.00%
      Total: USD 15,000,000                   N/A                 USD 15,000,000


        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

               None

        Item 5.  OTHER EXPENSES OF DISTRIBUTION

               As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

        Item 6.  APPLICATION OF PROCEEDS

               The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS

               None


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(1)    Without deducting expenses of the Bank, which are not yet known.